

Berrett–Koehler
Publishers
A community dedicated to creating
a world that works for all

Bill of Rights and
Responsibilities for BK Authors

Commitments of Berrett-Koehler to BK Authors

1. **Integrity**. Do what we say we will do. Carry out all promised editorial, production, and marketing efforts for each publication. Fully honor all publication agreement terms.

2. **Partnership**. Involve authors in planning and decision making for key aspects of the publication process, from titling and cover design to sales and marketing strategies, as spelled out in our publication agreement. Operate from the view that BK is a steward accountable to authors and other stakeholders and that authors are partners not nuisances.

3. **Communication**. Provide helpful and timely information to authors at all stages of the publication process. Make it easy for authors to contact BK staff members and to get needed information. Exhibit courtesy, respect, and civility in all dealings.

4. **Transparency**. Be open and honest in all areas, including sales and marketing of authors' publications, the realities of the marketplace and publishing process, and what's going on at BK.

5. **Community**. Give authors many means and opportunities for connecting with other BK authors as well as with BK customers, service providers, and other BK community members who may support and help publicize the authors' work.

6. **Editorial Value Added**. Add extensive editorial value to each publication through individualized editorial guidance and coaching to the author, through manuscript reviews by prospective users of publications, and through professional copyediting.

7. **Professional Design and Production**. Enhance the appearance, readability, and market appeal of each publication through high quality design, production, and packaging by experienced professionals.

8. **Multi-Channel Marketing and Sale**s. Market and sell each publication through many channels including, as appropriate, distributors around the world, internet sites, bookstores, direct marketing to target audiences, publicity to media contacts, BK's own website and newsletters, special sales, subsidiary rights sales, and other means. Also help authors leverage their own marketing resources by sharing useful information, providing training and coaching, and giving authors promotional materials to use in marketing.

9. **Environmental Responsibility**. Use environmentally friendly materials and processes for manufacturing, distributing, and marketing publications. Be well ahead of industry norms in innovating and adopting environmentally friendly practices.

10. **Long-Term Commitment**. Keep books available for sale for a minimum of five years—and usually much longer—and provide prospective customers with easy access to informative descriptions of all BK publications, both new and old. Bring out new editions of publications that find strong ongoing sales in the marketplace.

Responsibilities of BK Authors

1. **Collaboration**. Be a collaborative partner with Berrett-Koehler through each step of the publication process. Faithfully perform your responsibilities while showing courtesy and respect to BK staff and service providers as they perform their responsibilities.

2. **Community**. Be an active part of the BK community in one or more ways, such as connecting with other BK authors or participating in BK community activities that interest you (such as online surveys and forums, the BK Authors Cooperative, BK Authors Retreats, and community gatherings).

3. **Citizenship**. Actively support BK in achieving its mission of "Creating a World That Works for All" through your own publication(s) as well as through such means as helping publicize publications that you consider important, referring quality prospective authors to BK, and mentoring or assisting BK authors whose work resonates with your views.

4. **Communication**. Keep appropriate BK staff informed of your writing progress, speaking and publicity plans, marketing initiatives, sales opportunities, and so on.

5. **Professionalism**. Perform your responsibilities in the publication process in a professional and timely way, including following BK's guidelines for preparing the final manuscript, reviewing copyediting and page proofs, providing marketing information, and offering collaborative but not controlling input into cover design and interior design.

6. **Quality.** Fully engage BK's editorial process—including working with your sponsoring editor in framing and shaping your manuscript, revising the manuscript in response to the outside reviews, and being responsive to professional copyediting—in order to make the content of your publication as high in quality as possible.

7. **Scholarship**. Be accurate in all facts and accounts in your publication. Follow publishing standards in crediting all sources of information, obtaining permission to use any material for which permission is needed, and avoiding any plagiarism or libel.

8. **Marketing Campaign**. Plan and carry out your own marketing campaign for your publication by reaching out to your professional and personal contacts, leveraging your media and community connections, speaking to audiences, and utilizing your other personal and organizational resources.

9. **Advocacy**. Be an active advocate and spokesperson for the ideas in your publication through a variety of media in addition to the publication itself, such as presentations at conferences, writing articles, working with supportive organizations, and using online media. The publication is only one means of getting your message out.

10. **Training**. Seek out the training and coaching you need from professional specialists, other authors, and BK staff to be an effective advocate, spokesperson, and marketer.